APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Coastal Roots LLC
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	2,000.00
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	22,676.25	12,500.00
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	22,676.25	14,500.00

OPERATING PROFIT (LOSS)	(22,676.25)	(14,500.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (22,676.25)	$ (14,500.00)

Coastal Roots LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period	Prior Period
	31-Dec-21	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	2,000.00	2,000.00
Total Other Assets	2,000.00	2,000.00
TOTAL ASSETS	$ 2,000.00	$ 2,000.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		37,165.25		14,500.00
Opening Retained Earnings		(35,165.25)		(12,500.00)
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)				
Total Equity		2,000.00		2,000.00
TOTAL LIABILITIES & EQUITY	$	2,000.00	$	2,000.00
Balance Sheet Check		-		-

I, Brandon Lynch, certify that:

1. The financial statements of Coastal Roots LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Coastal Roots LLC included in this Form reflects accurately the information reported on the tax return for Coastal Roots LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Brandon Lynch*

Name: Brandon Lynch

Title: Founder